UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 5)*
TAL International Group, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
874083 10 8
(CUSIP Number)

The Edgewater Funds
900 North Michigan Ave.
Suite 1800
Chicago, Illinois 60611
Attention:  Matthew Norris
(312) 649-5666

with a copy to:

Michael A. Nemeroff, Esq.
Vedder Price P.C.
222 North LaSalle St.
Chicago, Illinois 60601
(312) 609-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 26, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 874083 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Edgewater Private Equity Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☑
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A (See Item 4)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	0
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0.00%
14.	Type of Reporting Person (See Instructions)
PN

CUSIP No. 874083 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Edgewater Growth Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☑
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A (See Item 4)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	0
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0.00%
14.	Type of Reporting Person (See Instructions)
PN

Explanatory Note

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends and supplements the Schedule 13D originally filed by Edgewater Private Equity Fund III, L.P. (“Edgewater Fund III”) and Edgewater Growth Capital Partners, L.P. (f/k/a Edgewater Private Equity Fund IV, L.P.) (“EGCP,” and together with Edgewater Fund III, the “Edgewater Funds”) with the United States Securities and Exchange Commission (the “SEC”) on October 27, 2005, as subsequently amended (as so amended, the “Statement”), as follows:

Item 4.        Purpose of Transaction

Item 4 of the Statement is deleted in its entirety and replaced with the following:

On February 21, 2013, TAL International Group, Inc. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with the Edgewater Funds and the other selling stockholders specified therein (collectively, the “Selling Stockholders”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Underwriter”), with respect to the offer and sale by the Selling Stockholders of an aggregate of 4,036,796 shares (the “Shares”) of the Common Stock of the Company to the Underwriter in connection with an underwritten public offering (the “Offering”). On February 26, 2013, the Selling Stockholders completed the offer and sale of the Shares to the Underwriters. Of the Shares, 49,214 shares were sold by Edgewater Fund III and (ii) 308,203 shares were sold by EGCP.  Immediately following the sale of Shares described in this Item 4, the Edgewater Funds ceased to beneficially own any shares of Common Stock.

The Underwriting Agreement is attached to the Company’s Current Report on Form 8-K filed with the SEC on February 27, 2013 as Exhibit 1.1 and is incorporated into this Item 4 by reference.

Item 5.        Interest in Securities of the Issuer

Item 5 of the Statement is amended and restated in its entirety by inserting the following information:

On February 26, 2013 and after giving effect to the Offering, the Edgewater Funds ceased to be the beneficial owner of more than five percent of the Common Stock and, as described in Item 4 above, ceased to beneficially own any shares of Common Stock.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is amended and restated in its entirety by inserting the following information:

The contracts, arrangements, understandings and/or relationships previously disclosed by the Reporting Persons under Items 4 and 6 of the Statement, as amended by this Amendment No. 5, are hereby incorporated by reference in response to this Item 6.

Item 7.        Materials to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement dated March 18, 2013 by and between the Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 18, 2013
Date

Edgewater Private Equity Fund III, L.P.

By:  Edgewater III Management, L.P.,
its general partner

By:  Gordon Management, Inc.,
its general partner

By:  /s/James A. Gordon____________________
James A. Gordon, President

Edgewater Growth Capital Partners, L.P. By: Edgewater Growth Capital Management, LLC, its general partner By: /s/James A. Gordon James A. Gordon, Managing Principal

Exhibit 1

Joint Filer Agreement

The undersigned hereby agree and acknowledge that Amendment No. 5 to the Schedule 13D to which this agreement is attached as an exhibit is filed on behalf of each of them, and any further amendments or supplements to the Schedule 13D shall also be filed on behalf of each of them.

Date: March 18, 2013
Edgewater Private Equity Fund III, L.P.

By:  Edgewater III Management, L.P.,
its general partner

By:  Gordon Management, Inc.,
its general partner

By:  /s/James A. Gordon____________________
James A. Gordon, President

Edgewater Growth Capital Partners, L.P. By: Edgewater Growth Capital Management, LLC, its general partner By: /s/James A. Gordon James A. Gordon, Managing Principal